RIVULET ENTERTAINMENT, INC.

7659 E. WOOD DRIVE

SCOTTSDALE, AZ 85260

February 26, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	John Cannarella
Karl Hiller

Re:	Rivulet Entertainment, Inc.
Form 10-KT for the Transition Period ended June 30, 2024
Filed November 12, 2024 File No. 000-52390

Dear Mr. Cannarella and Mr. Hiller:

This letter constitutes the response (“Response”) of Rivulet Entertainment, Inc. (the “Company”) to your comment letter dated February 19, 2025 (the “Letter”) to Walter Geldenhuys, the Chief Financial Officer of the Company, relating to the Company’s Transition Report on Form 10-KT for the transition period ended June 30, 2024 (the “transition period”). For ease of reference, the Company has copied each comment verbatim from your Letter and has placed our response immediately below each comment.

Form 10-KT for the Transition Period ended June 30, 2024

Financial Statements

Note 7 - Asset Purchase Agreement , page 19

1. We note that you have inconsistent disclosures about your recent issuance of

90,784,800 shares and payment of $10,069,000, indicating you arranged to acquire

"the assets of" Rivulet Media, Inc. (the Seller identified in the agreement attached to the Form 8-K that you filed on March 7, 2024), while also indicating you intend to account for the transaction as a reverse merger, as if you acquired the Seller instead.

Based on your disclosure on page 1, explaining that post merger, you engage in the production, distribution and marketing of commercial feature-length films, television series and mini-series, and television movies, from initial development through principal photography, postproduction, distribution and ancillary sales, it appears you may have acquired a business rather than assets. However, your valuation and presentation of the consideration shares as an asset is also not consistent with the accounting that would apply for a reverse acquisition under FASB ASC 805-40.

Please explain to us how you have evaluated all aspects of the acquisition relative to the guidance in FASB ASC 805-10-55-3A through 55-9, and Rule 11-01(d) of

Regulation S-X, in formulating a view.

Response: The Company respectfully acknowledges the staff’s comment. In response to the staff’s comment, the Company agrees with the staff’s conclusion that the transaction was comprised of the purchase of a business (as that term has been defined under both ASC 805, Business Combinations and Article 11 of Regulation S-X) and should not be considered an acquisition of assets. With that said, it is important to note, pursuant to the information provided in Note 7 to the financial statements, that the merger was not consummated until July of 2024. As such, any consideration transferred to Rivulet Media, Inc. as of June 30, 2024 was recognized as a prepayment for the pending transaction. As such, the guidance in ASC 805 would not be applicable until the actual acquisition date.

Furthermore, pursuant to comment 3, it is also important to note that the staff appears to have concluded that Rivulet Entertainment, Inc. should be considered a shell company (as that term has been defined under federal securities law). As such, the Company does not believe that ASC 805-40, which addresses the accounting for a reverse acquisition between two businesses (as that term has been defined by ASC 805) would necessarily be applicable. Rather, as discussed in our response to comment 3, the Company, as of the merger consummation date, plans to recognize the transaction as a reverse recapitalization in accordance with Section 12100 of the Securities and Exchange Commission’s (the “SEC”) Financial Reporting Manual (the “FRM”).

2. If you acquired a business in a reverse acquisition, tell us how you propose to comply with the requirement to file financial statements of the business, which would need to cover its two most recently completed fiscal years on an audited basis, and any subsequent interim periods on an unaudited basis.

Please explain to us how the composition of the financial statements would be determined, whether these would be depicted as carve-out financial statements or financial statements of entities under common control, and tell us how these would compare to the consolidated financial statements of Rivulet Media, Inc.,

with identification and quantification of all material differences.

Given that you amended the acquisition agreement after the closing date on three occassions to change the composition of the assets that would be included and the consideration to be exchanged, also explain to us how you propose to reflect those changes in the historical financial presentation, and describe your rationale.

Response: The Company respectfully acknowledges the staff’s comment. In response to the staff’s comment, the Company noted the following:

•As discussed in our response to comment 1, the Company plans to account for the transaction as a reverse recapitalization (and not a reverse acquisition). As such, to address the requisite reporting, the Company is in process of preparing a “Super 8-K” which includes all of the information required by a Form 10 initial registration statement. To that extent, the Form 8-K will include audited financial statements of Rivulet Media as of June 30, 2024 and June 30, 2023 and for the two years thus ended.

•The composition of the financial statements would be akin to carve-out financial statements solely reflecting the results of the Rivulet Media, Inc. subsidiaries included in the merger transaction (as disclosed in exhibit 10.8 to Form 8-K filed with the SEC on October 15, 2024). With that said, the subsidiaries included in the transaction comprise virtually all of the business, operations and financial results of Rivulet Media, Inc. As such, there would be no material difference between presenting the carve-out financial statements (representing the consolidated acquired entities) and presenting the consolidated financial statements of Rivulet Media, Inc. as a whole (i.e. which would include the former parent company).

•It is unclear to the Company what exactly is meant by the staff’s mention of “historical financial presentation”. With that said, the Company plans to present the audited historical financial statements of the acquired entities in the Super 8-K on a consolidated basis as of June 30, 2024 and June 30, 2023 and for the two years thus ended. Further, beginning with the Form 10-Q for the interim period ended September 30, 2024, the historical financial results provided in the filing (i.e. for the interim period ended September 30, 2023) will be those of the consolidated acquired Rivulet Media inc. entities.

3. Given that you were a shell company (as defined in Rule 12b-2 of Regulation 12B)

prior to entering into the acquisition, if you acquired a business, a Form 8-K having all of the information that would be required in a general form for registration of securities on Form 10 would have been required within four days of completing the transaction in July 2024, to comply with either Item 2.01(f) or Item 5.01(a)(8) of

Form 8-K, depending on whether or not there was also a change in control.

With regard to the requirements for subsequent periodic reports, we note that you identified June 30, 2024 as a new fiscal year-end and filed financial statements covering the transition period that ended on that date. Based on this alone, it appears that you should have filed a Form 10-Q for the quarter ended September 30, 2024, as the initial periodic report subsequent to the change, to comply with Rule 13a-10(e)(3) and Rule 13a-13 of Regulation 13A. However, if you completed a reverse acquisition, the historic reporting of the accounting acquiree would ordinarily be superceded by the historical reporting of the accounting acquiror. As such, explain to us how the new fiscal year that you have selected compares to the fiscal year that has been in use by the entity that would be depicted as the accounting acquirer, and if you will be accounting for the transaction as a reverse merger, explain to us how the financial presentation in your initial periodic report following the event will align with and follow the financial reporting that you will provide in the Form 8-K that is filed to address the requirements cited in the first paragraph above.

Tell us why you have not filed these reports and describe any efforts that you have undertaken to obtain audited financial statements for the business acquired, describe the status of any related activities that are underway, and the expected timeframe that will be necessary to finalize those efforts and comply with your reporting obligations.

Response: The Company respectfully acknowledges the staff’s comment. In response to the staff’s comment, the Company noted that:

•Fiscal Year End-As it pertains to our new June 30 fiscal year-end, the Company noted that Rivulet Media, Inc. also has a June 30 fiscal year-end. As such, the Company, pursuant to the guidance in FRM Section 12240, does not believe that the acquisition will lead to a change in fiscal year. Further, we also noted that i) the Company’s financial statements for the period ended June 30, 2024 have been filed with the SEC ii) the Form 8-K will include the accounting acquiror’s financial statements as of June 30, 2024 and June 30, 2023 and for the two year period thus ended and iii) the first periodic report of the combined company will be for the interim period ended September 30, 2024. Thus, the transaction (and subsequent reporting) will not lead to a lapse in reporting period for either the Company or the accounting acquiror.

•Reporting Status- The Company fully acknowledges that, in accordance with Section 12220.1(b) of the FRM, we should have filed a Super 8-K including audited financial statements of the accounting acquiror/legal acquiree within four days after the merger was consummated. Further, in accordance with Section 1330 of FRM, the first Form 10-Q of the combined Company should have been filed within 45 days after September 30, 2024. To that extent, the Company is currently nearing completion of the audit of the accounting acquiror’s financial statements for inclusion in the Super 8-K. Further, as soon as the Super 8-K is filed, the Company plans to immediately turn its attention to completing its interim financial statements for the three-month period ended September 30, 2024 and three and six-month period ended December 31, 2024. Thus, the Company is wholly focused at this time on ensuring we become fully compliant with all of our requisite ’34 Act reporting obligations as soon as possible.

4. Tell us whether your issuance of the consideration shares culminating in July 2024 resulted in a change in control, and provide us with details of the changes in ownership interests that occurred in connection with this transaction, to include interests held by and among investors in your company, Rivulet Media, Inc., JJW Investments, LLC, Genius Equity, LLC, and all affiliates, members, shareholders, and related persons.

Response: The Company respectfully acknowledges the staff’s comment. In response to the staff’s comment, the Company noted that the issuance of the consideration shares resulted in a change in control. For ease of review, the Company has presented the changes in the following tabular disclosures. Further, as there were a significant number of investors both pre and post-acquisition, the Company has only presented those investors with a greater than 5% ownership as follows:

Pre-Merger Consideration Issuance
Title of class	Name of Beneficial Owner	Ownership	Percent of Class
Common Stock	Genius Equity, LLC	7,500,000	58%
Common Stock	JJW Investments, LLC	2,795,798	22%
Common Stock	Other Beneficial Owners Consolidated <5%	2,680,887	22%

Post-Merger Consideration Issuance
Title of class	Name of Beneficial Owner	Ownership	Percent of Class
Common Stock	Klusman Family Holdings, LLC	14,068,692	13%
Common Stock	Lawrence M. Silver	12,651,930	12%
Common Stock	Dan Crosser	12,375,000	12%
Common Stock	Genius Equity, LLC	7,500,000	7%
Common Stock	Brooks Koepka Trust	5,817,000	6%
Common Stock	Steven & Ann Wheeler	5,424,300	5%
Common Stock	Other Beneficial Owners Consolidated <5%	47,321,118	45%

5. We note the disclosures on pages 4 and 14 of the Form 10-K that you filed on March 27, 2024, indicating that you had entered into a Letter of Intent with Rivulet Media, Inc. on July 14, 2023 to purchase from its then current shareholders all of the issued and outstanding shares of its common stock, preferred stock, and warrants in exchange for the same number and designation of securities to be issued by you.

However, your announcement of the Asset Purchase Agreement in the March 7, 2024 Form 8-K indicates this disclosure from your annual report had been superceded. Please clarify the current status of the Letter of Intent and describe to us all changes in status, including the reasons and attending circumstances, and explain to us how the exchange associated with the transaction described in your transition report compares to the transaction that you had contemplated with the Letter of Intent.

Response: The Company respectfully acknowledges the staff’s comment. In response to the staff’s comment, the Company noted that our original intent was to purchase the entire consolidated Rivulet Media, inc via a share exchange. However, after further deliberation, it was determined that this approach to consummating the transaction was not feasible. Rather, the Company concluded that it would instead purchase certain Rivulet Media, Inc. wholly owned subsidiaries (as delineated in exhibit 10.8 to the Form 8-K filed on October 15, 2024).

While the form of the transaction may differ from the original letter of intent, it is important to note that substantively the nature of the transaction remained unchanged. That is, the Company originally planned to enter into a reverse recapitalization with the business comprising Rivulet Media, Inc. and that recapitalization was eventually consummated during July of 2024. Further, it appears to the Company that the accounting and disclosure for the transaction remained unchanged as well. Specifically, i) that the transaction should be accounted for as a reverse recapitalization where Rivulet Entertainment, Inc. should be considered the accounting acquiree/legal acquiror and Rivulet Media, Inc. (or the acquired LLCs) should be considered the accounting acquiror/legal acquiree ii) a Form 8-K should have been filed within four days after the consummation closed with all of the information required by a Form 10 and iii) that going forward, beginning with the Form 10-Q for interim period ended September 30, 2024, the historical results of the combined Company should be those of the acquired Rivulet Media, Inc LLCs.

The company and its management understand that they are responsible for the accuracy and adequacy of these disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Walter G. Geldenhuys

President/CEO